Exhibit 3.1

FIRST AMENDMENT

TO

AMENDED AND RESTATED BYLAWS

OF

APPLIED GENETIC TECHNOLOGIES CORPORATION

This Amendment to the Amended and Restated Bylaws of Applied Genetic Technologies Corporation, a Delaware corporation (the “Corporation”), is made effective as of October 23, 2022. Capitalized terms used in this Amendment but not defined herein shall have the meanings given to such terms in the Bylaws of the Corporation in existence as of the date hereof. The Bylaws of the Corporation are hereby amended by adding the following as new Article XV after existing Article XIV:

“ARTICLE XV

EXCLUSIVE FORUM

Section 57. Exclusive Forum.

(a) Subject to Section 57(b), and unless the corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any internal or intra-corporate claim or any action asserting a claim governed by the internal affairs doctrine as defined by the laws of the State of Delaware, (including, but not limited to): (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or stockholder of the corporation to the corporation or the corporation’s stockholders or (iii) any action asserting a claim against the corporation, its directors, officers or employees arising pursuant to any provision of the DGCL, the Certificate of Incorporation or these Bylaws (in each case, as they may be amended from time to time), or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware.

(b) Unless the corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act of 1933 or any rule or regulation promulgated thereunder (in each case, as amended) shall be the federal district court for the District of Delaware (or, if such court does not have jurisdiction over such action, any other federal district court of the United States); provided, however, that if the foregoing provisions of this Section 57(b) are, or the application of such provisions to any person or entity or any circumstance is, illegal, invalid or unenforceable, the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act of 1933 or any rule or regulation promulgated thereunder (in each case, as amended) shall be the Court of Chancery of the State of Delaware.

(c) Notwithstanding anything to the contrary in these Bylaws, the foregoing provisions of this Section 57 shall not apply to any action seeking to enforce any liability, obligation or duty created by the Securities Exchange Act of 1934 or any rule or regulation promulgated thereunder (in each case, as amended).

(d) To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Section 57.”